

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2012

<u>Via U.S. Mail</u>
Jeanette Lucas
President
Online Internet Network, Inc.
8589 Aero Drive, Suite 200
San Diego, CA 92123

> **Re: Online Internet Network, Inc.**
> **Current Report on Form 8-K**
> **Filed October 9, 2012**
> **File No. 000-54607**

Dear Ms. Lucas:

We note that you do not appear to be treating your entry into the Master License and Services Agreement with Infogroup reported in the above-referenced current report on Form 8-K as an acquisition of assets. In this regard, we note that you have not provided the information required by Items 2.01 and 9.01 of Form 8-K.

Please provide us with your analysis for why you did not treat the Master License and Services Agreement with Infogroup as an asset acquisition. Alternatively, please amend the above-referenced current report to include the disclosure required by Items 2.01 and 9.01(a) and (b) of Form 8-K.

Please contact Angie Kim at (202) 551-3535 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Stoecklein Law Group, LLP
401 West A Street, Suite 1150
San Diego, CA 92101
Via U.S. Mail